SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Janel Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

470773102
(CUSIP Number)

John Joseph Gonzalez II
80 Eighth Avenue
New York, New York 10011
Telephone: (212) 373-5895
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 470773102	13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
John Joseph Gonzalez II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
106,570

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
106,570

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,570

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D/A

This Amendment No. 1 amends the original Schedule 13D filed by John Joseph Gonzalez II (the “Reporting Person”) with respect to ownership of shares of the common stock, par value $0.001 (the “Common Stock”) of Janel Corporation, a Nevada corporation. Unless set forth below, all information set forth in the Items in the Schedule 13D previously filed with the SEC are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Janel Corporation (the “Issuer”).  The address of the principal offices of the Issuer is 80 Eighth Avenue, New York, New York 10011.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 20, 2014, the Reporting Person purchased 60,000 shares of Common Stock (after giving effect to the Issuer’s 2015 50:1 reverse stock split) in a private sale from a stockholder of the Company.  The aggregate purchase price of the shares so acquired was $390,000.

Thereafter, from time to time, the Reporting Person acquired the following shares of Common Stock pursuant to the exercise of stock options granted by the Issuer to the Reporting Person:

•	15,000 shares on October 5, 2021 at $4.245 per share or an aggregate purchase price of $63,675.00 paid from personal funds
•	12,500 shares on January 17, 2022 at $4.245 per share or an aggregate purchase price of $53,062.50 paid from personal funds
•	12,500 shares on August 1, 2022 at $4.245 per share or an aggregate purchase price of $53,062.50 paid from personal funds
•
4,070 net shares on August 11, 2022 by exercising the following options to purchase a total of 5,001 shares for an aggregate purchase price of $41,884.00, paid for by surrendering to the Issuer 931 of such shares at the then current market price of $45.00 per share: (i) 2,500 shares at $7.75 per share or an aggregate purchase price of $19,375.00, (ii) 1,667 shares at $9.00 per share or an aggregate purchase price of $15,003.00, and (iii) 834 shares at $7.75 per share or an aggregate purchase price of $7,506.00.

Item 5.	Interest in Securities of the Issuer.

(a)        The Reporting Person is the beneficial owner of 106,570 shares of Common Stock, representing 8.96% of the issued and outstanding Common Stock.  This does not include options to purchase shares of Common Stock held by the Reporting Person, which options are not exercisable within the sixty (60) days of filing this Schedule 13D.

(b)          The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock covered by this statement.

(c)            Within the sixty (60) days prior to filing this Schedule 13D, the Reporting Person effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

(d)            None.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

From time to time, the Issuer grants stock options to the Reporting Person.  The following options granted to the Reporting Person are currently outstanding:

•	Option grant dated October 1, 2019 for 2,500 shares at $9.00 per share, of which options to purchase 833 shares are outstanding and will vest on October 1, 2022
•
Option grant dated October 1, 2020 for 2,500 shares at $9.00 per share, of which options to purchase 1,666 shares are outstanding and of which options to purchase 833 shares will vest on October 1, 2022

•	Option grant dated October 1, 2021 for 2,500 shares at $23.00 per share, all of which are outstanding and of which options to purchase 834 shares will vest on October 1, 2022

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Option Agreement, dated October 1, 2019, by and between Janel Corporation and John Joseph Gonzalez II

Exhibit 2	Stock Option Agreement, dated October 1, 2020, by and between Janel Corporation and John Joseph Gonzalez II

Exhibit 3	Stock Option Agreement, dated October 1, 2021, by and between Janel Corporation and John Joseph Gonzalez II

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 25, 2022

/s/ John Joseph Gonzalez II
John Joseph Gonzalez II